UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces All-Cash Acquisition of Amerisur Resources (London-Listed Latin American E&P Company)

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES ALL-CASH ACQUISITION OF AMERISUR RESOURCES
(LONDON-LISTED LATIN AMERICAN E&P COMPANY)

SELF-FUNDED GROWING BUSINESS ADDS LIGHT OIL PRODUCTION, PROVEN RESERVES, LOW BREAKEVEN CASHFLOW, LOW RISK DEVELOPMENT OPPORTUNITIES, SIGNIFICANT EXPLORATION RESOURCES, STRATEGIC ACREAGE, NEW BASIN ENTRY, CARRIED EXPLORATION DRILLING, CROSS-BORDER PIPELINE, NEW PARTNERSHIPS, AND OPERATING AND COMMERCIAL SYNERGIES

Bogota, Colombia – November 15, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE:GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador announces the acquisition of Amerisur Resources Plc. (“Amerisur”) (LON:AMER).

Strategic Rationale: Capturing Scale

GeoPark has a 17-year track record of creating value by systematically building a strong, sustainable and diversified portfolio of assets across Latin America, both organically and through acquisitions. The acquisition of Amerisur is in line with GeoPark’s strategy of continued expansion, on the way to its long-term production target of 100,000 boepd and beyond. In addition to providing growth in reserves, production and cash flow, this acquisition will significantly enrich GeoPark’s inventory of short, medium and long-term exploration opportunities. Increased scale will benefit GeoPark by a larger more risk-balanced portfolio, creating a more efficient and stable cost structure, expanding the new project opportunity set, and continuing to improve access to a wider investment community.

Deal Summary: All Cash

GeoPark will acquire the entire issued and to be issued share capital of Amerisur for a total cash consideration of approximately £242 million, being an offer price of 19.21 pence per share (the “Transaction”). The Transaction follows from a strategic review including a formal sales process announced by Amerisur on July 19, 2019 under the UK Takeover Code. Closing of the Transaction is expected in December 2019 or January 2020, following approval of Amerisur shareholders and subject to customary regulatory approvals.

The Transaction will incorporate 12 production, development and exploration blocks in Colombia, covering 2.5 million gross acres, including 11 operated blocks in the Putumayo basin and the CPO-5 non-operated block in the Llanos basin, a successful operating team, and the Oleoducto Binacional Amerisur (the “OBA”), an export oil pipeline from Colombia to Ecuador.

Oil & Gas Production: Growing Light Oil

Amerisur’s working interest production for September 2019 was 6,865 bopd from two blocks, with light oil representing 100% of the mix. The Platanillo block (100% WI, Amerisur operated) produced 4,503 bopd of 30° API light oil for the same period. The CPO-5 block (30% WI, ONGC Videsh (“ONGC”) operated) produced 7,872 bopd of 36-41° API light oil, 2,362 bopd net to Amerisur, from two undeveloped oil fields for the same period.

Oil & Gas Reserves: Low Risk Development Opportunities

Amerisur reports total net proven reserves (“1P”) and total net proven and probable reserves (“2P”) of 15.0 and 21.8 million barrels, respectively (certified by McDaniel & Associates as of end July 2019, as announced by Amerisur on September 20, 2019). Amerisur reports 2P reserves for the Platanillo block of 12.3 million barrels and the CPO-5 block of 9.5 million barrels, where multiple development drilling opportunities have been identified to continue growing production. As of September 2019, the two main producing fields in the CPO-5 - Indico and Mariposa - were producing from natural flow, each from a single well, at a combined gross rate of 7,872 bopd with zero water-cut. The Mariposa 1 well has accumulated more than 2.1 million bbls in approximately 23 months, and the Indico 1 well has accumulated more than 1.0 million bbls in approximately 10 months.

Exploration Resources: New High Impact Acreage and a New Basin

Amerisur’s CPO-5 block, covering 0.5 million acres, is adjacent to and geologically on trend with GeoPark’s prolific Llanos 34 block (45% WI, GeoPark operated). There are two 3D seismic surveys (1,555 sq km), covering the majority of the block where the GeoPark team has identified and delineated multiple exploration prospects in multiple geological formations. Additional prospects may be delineated after new 3D seismic surveys are carried out in the uncovered acreage. Following the acquisition, GeoPark will have a contiguous land position of more than one million gross acres in one of the most productive and high-potential areas of the Llanos basin in Colombia (please see map below).

Amerisur’s Putumayo blocks provide an extensive position of 2.0 million gross acres in a new basin, with existing production, a dedicated cost-effective transportation solution and significant exploration potential. Occidental Petroleum (“Oxy”) has agreed to invest $93.25 million (and to carry Amerisur) in the exploration of the Put-9, Mecaya, Terecay and Tacacho blocks to earn a 50% working interest. Additionally, Oxy acquired a 50% working interest (no carry) in the Put-8 block for total a cash consideration of $19.1 million. Entry into the Putumayo basin will give GeoPark access to an underexplored high potential hydrocarbon basin (please see map below), logistically integrated and part of the rich Marañon-Oriente-Putumayo petroleum system spanning Peru, Ecuador and Colombia – a building block of GeoPark’s long-term growth strategy.

On behalf of Amerisur, McDaniel & Associates has estimated a mean of 289 million barrels in consolidated working interest unrisked exploration resources across Amerisur's portfolio, with a high-end estimate of 566 million barrels.

Cashflow: Self-Funding / Low Breakeven Prices

Amerisur is a cashflow positive, growing business with low operating costs. In 2018 and 1H2019, operating netbacks1, respectively were $50.5 and $24.7 million, approximately $30.2 and $27.0 per barrel2. Amerisur has demonstrated it is self-funding through its cashflow from operations during 2018 and 1H2019 exceeding its capital expenditures program of $17.1 and $13.8 million over the same periods. Amerisur’s balance sheet is strong, with no financial debt and a cash position of $46 million as of June 30, 2019.

Infrastructure: Cross-Border Pipeline and Facilities

Amerisur owns 100% of the OBA export pipeline which runs for approximately 17 km from the Platanillo block in the Putumayo basin in Colombia and crosses into Ecuador, where it joins the Ecuadorean pipeline system connecting to the port of Esmeraldas on the Pacific coast. It was constructed for a total cost of approximately $20 million and became operational in late 2016 and opens up a new alternative and more secure commercialization route for the Putumayo basin crude. The transport cost is approximately $4 per barrel according to Amerisur. The OBA pipeline has a total potential capacity of 50–70,000 bopd (currently utilized at less than 10%) and has started to transport third-party crude in 2019, creating a new source of revenue for Amerisur.

1 Calculated as Adjusted EBITDA (as defined by Amerisur) plus cash administrative expenses in the period. For the 1H2019 period, operating netbacks are also less the principal elements of lease payments (following the application of IFRS16)

2 Calculated as the operating netback divided by the oil sales volumes in the period. Oil sales volumes can be estimated by the oil sales revenues divided by the average realized oil price in the period

Partnerships

GeoPark and ONGC, the national oil company of India and the operator of the CPO-5 block, have a long-term strategic alliance to acquire a portfolio of projects across Latin America. ONGC brings significant operating knowledge and expertise to the CPO-5 project. GeoPark also expects to contribute its successful experience of operating and drilling over 100 safe and cost-efficient wells and growing production from zero to over 75,000 bopd in the Llanos basin.

Partnering with Oxy in five of the 11 blocks in the Putumayo basin, and carried by Oxy in four of those five blocks, represents a new opportunity for GeoPark to work with and operate for a respected and major international company with substantial history and experience across Latin America.

Synergies: Operations and Commercial

GeoPark expects to generate significant synergies in operations, transport and crude oil blending, in both the Llanos 34 and Putumayo blocks. Amerisur is producing light crude (40.7° API) approximately 30 km from the Jacana flowline that connects Llanos 34 production with Colombia’s central pipeline system. Given its extensive knowledge in Colombia, GeoPark expects to leverage its existing operations and its technical, operational and commercial expertise to unlock the full potential of the acquired assets.

SPEED / ESG

Amerisur has a successful record of safety and environmental operations and has actively contributed to the communities where it operates. The underlying foundation of GeoPark’s performance track record and success in building value on newly acquired assets is its integrated value and ESG system called SPEED, which stands for Safety, Prosperity, Employees, Environment and Community Development. GeoPark expects to integrate the Amerisur assets and operations within its SPEED program to enhance and strengthen the work of Amerisur.

Financing in Place

To fund the Transaction, GeoPark has secured a debt financing with Citibank N.A. and Itaú for a total consideration of $315 million in the form of a bridge loan. Funds are committed and will be disbursed upon closing of the Transaction. GeoPark expects to arrange longer-term debt financing to replace the bridge loan as soon as is practically possible.

James F. Park, Chief Executive Officer of GeoPark, commented: “A consistent pillar of GeoPark’s long-term value proposition has been and will continue to be inorganic growth, including M&A and block acquisitions. We congratulate the Amerisur team for building a strong growing business which represents an excellent technical, economic and strategic fit with GeoPark’s risk-balanced portfolio of cashflow-generating assets with significant upside potential across Latin America. Amerisur’s asset base in Putumayo will provide GeoPark with access to an underexplored high potential basin, as part of our larger Marañon-Oriente-Putumayo strategy in the region and with an operating export pipeline. Additionally, with the incorporation of the CPO-5 block, operated by our strategic partner ONGC, and adjacent to our prized Llanos 34 block and nearby recently awarded exploration blocks, GeoPark would now have a contiguous land position of more than one million gross acres in one of the most productive areas of the Llanos basin in Colombia, containing multiple development and exploration opportunities. GeoPark’s most powerful value creation tool has been its successful track record of finding oil and gas - and this new high-impact acreage represents an exciting and expanded growth fairway for us.”

Appendix

Block	Working Interest	X Factor	Operator	Partners	Acres
CPO-5	30%	23%	ONGC Videsh	ONGC Videsh	492,352
Platanillo	100%	-	Amerisur	-	27,476
OBA pipeline	100%	-	Amerisur	-	-
Andaquies	100%	-	Amerisur	-	114,879
PUT-30	100%	4%	Amerisur	-	95,172
PUT-9	50%	18%	Amerisur	Oxy	121,452
PUT-12	60%	29%	Amerisur	Pluspetrol	134,534
Coati	60%[1]	-	Amerisur	Gran Tierra[2]	46,279
Mecaya	50%	-	Amerisur	Oxy	74,128
Terecay	50%	-	Amerisur	Oxy	586,626
Tacacho	50%	-	Amerisur	Oxy	589,010
PUT-14	100%	5%	Amerisur	-	126,941
PUT-8	50%	2%	Amerisur	Oxy[3]	102,800

1 There is an existing discovery on the Coati block called Temblon, of which Amerisur has a 100% working interest

2 Subject to ANH approval

3 No carry, subject to ANH approval

Transaction Key Metrics

Cash Consideration[1]	$315 million
Cash and cash equivalents (as of June 30, 2019)	$46 million
Working Capital[2] (as of June 30, 2019)	($0.7) million
Oxy Consideration paid for 50% PUT-8	$19.1 million
Oxy Carry on Putumayo WI	$41.75 million
OBA Capital Investment	$20 million

1 Estimation based on fully diluted shares and $1.30 GBP/USD exchange rate

2 Working Capital: Current Assets (excluding cash and equivalents) minus Current Liabilities (excluding lease liabilities, following the application of IFRS16)

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves, exploration resources and the timing for closing of the acquisition. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 15, 2019